UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

North American Energy Partners Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

656844107
(CUSIP Number)

DAVID A. LORBER
FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
(203) 274-9050

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 656844107

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,987,265
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,987,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,987,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 656844107

1	NAME OF REPORTING PERSON FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,071,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,071,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 656844107

1	NAME OF REPORTING PERSON FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 254,254
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 254,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 656844107

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 254,254
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 254,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 656844107

1	NAME OF REPORTING PERSON STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,200
	8	SHARED VOTING POWER 3,241,519
	9	SOLE DISPOSITIVE POWER 16,200
	10	SHARED DISPOSITIVE POWER 3,241,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,257,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 656844107

1	NAME OF REPORTING PERSON DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,241,519
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,241,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,241,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 656844107

1	NAME OF REPORTING PERSON ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,241,519
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,241,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,241,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 656844107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common shares (the “Shares”) of North American Energy Partners Inc., a corporation organized under the laws of Alberta, Canada (the “Issuer”).  The address of the principal executive offices of the Issuer is Suite 300, 18817 Stony Plain Road, Edmonton, Alberta, Canada, T5S 0C2.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);

(ii)	FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (the “Master Fund”);

(iii)	FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);

(iv)	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);

(v)	Stephen Loukas (“Mr. Loukas”);

(vi)	David A. Lorber (“Mr. Lorber”); and

(vii)	Zachary George (“Mr. George”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of FrontFour Capital and Messrs. Loukas, Lorber and George is 35 Mason Street, 4th Floor, Greenwich, Connecticut 06830. The principal business address of the Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The principal business address of each of FrontFour Corp. and the Canadian Fund is 140 Yonge Street, Suite 305, Toronto, ON M5C 1X6. The directors, executive officers and principals of each of FrontFour Capital, the Master Fund, the Canadian Fund and FrontFour Corp. and their principal occupations and business addresses are set forth on Schedule A attached hereto and are incorporated by reference in this Item 2. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(c)           The principal business of each of the Master Fund and the Canadian Fund is investing in securities. The principal business of FrontFour Capital is serving as the investment manager of the Master Fund and of accounts it separately manages (the “Separately Managed Accounts”).  The principal occupation of each of Messrs. Loukas, Lorber and George is serving as a managing member and principal owner of FrontFour Capital. By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Master Fund and the Separately Managed Accounts.

CUSIP NO. 656844107

The principal business of FrontFour Corp. is serving as the investment manager of the Canadian Fund.  Messrs. Loukas, Lorber and George are the principal owners and the directors of FrontFour Corp.  By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Canadian Fund.

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Loukas, Lorber and George are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Master Fund and the Canadian Fund, and the Shares held in the Separately Managed Accounts, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,071,600 Shares owned directly by the Master Fund is approximately $9,479,072, including brokerage commissions.  The aggregate purchase price of the 254,254 Shares owned directly by the Canadian Fund is approximately $1,060,239 (Canadian), including brokerage commissions.  The aggregate purchase price of the 915,665 Shares held in the Separately Managed Accounts is approximately $3,270,119, including brokerage commissions.

The Shares purchased by Mr. Loukas were purchased with personal funds. The aggregate purchase price of the 16,200 Shares owned directly by Mr. Loukas is approximately $48,791, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise.

The Reporting Persons have recently engaged in discussions with the Issuer’s senior management and certain directors. The Reporting Persons are concerned that despite management’s progress in the areas of expense reduction, fleet rationalization and balance sheet deleveraging, the Shares trade at a material discount to their intrinsic value. Accordingly, the Reporting Persons intend to engage in continued discussions with the Issuer’s management and Board of Directors (the “Board”) regarding opportunities to maximize shareholder value.

CUSIP NO. 656844107

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others (including investment banks and other members of the investment community) about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including the addition or removal of directors) or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 35,305,236 Shares outstanding as of June 30, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 6, 2014.

As of the close of business on September 23, 2014, the Master Fund owned directly 2,071,600 Shares, the Canadian Fund owned directly 254,254 Shares, 915,665 Shares were held in the Separately Managed Accounts, and Mr. Loukas owned directly 16,200 Shares, constituting approximately 5.9%, less than 1%, approximately 2.6%, and less than 1%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund and the Separately Managed Accounts, may be deemed to beneficially own the 2,987,265 Shares directly owned in the aggregate by the Master Fund and held in the Separately Managed Accounts, constituting approximately 8.5% of the Shares outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 254,254 Shares directly owned by the Canadian Fund, constituting less than 1% of the Shares outstanding.

Each of Messrs. Lorber and George, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 3,241,519 Shares directly owned in the aggregate by the Master Fund and the Canadian Fund and held in the Separately Managed Accounts, constituting approximately 9.2% of the Shares outstanding.

Mr. Loukas, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 3,241,519 Shares directly owned in the aggregate by the Master Fund and the Canadian Fund and held in the Separately Managed Accounts, which, together with the 16,200 Shares he directly owns, constitutes an aggregate of 3,257,719 Shares or approximately 9.2% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP NO. 656844107

(b)           Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of the Canadian Fund, FrontFour Corp. and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Canadian Fund.

Mr. Loukas has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

(c)           The transactions in the Shares effected by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 24, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated September 24, 2014.

CUSIP NO. 656844107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2014	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David A. Lorber

/s/ Zachary George
Zachary George

CUSIP NO. 656844107

SCHEDULE A

Directors, Executive Officers and Principals of Certain Reporting Persons

FrontFour Capital Group LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Justin Hirsch, Chief Financial Officer and Chief Compliance Officer	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

FrontFour Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

David A. Lorber, Director	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

John Ackerley, Director	Director of Carne Global Financial Services (Cayman) Limited	Grand Pavilion Commercial Centre 802 West Bay Road PO Box 30872 Grand Cayman, KY1-1204 Cayman Islands	United Kingdom

Jonathan Morgan, Director	Principal owner of Sound Fund Advisors LLC	30 Old Kings Highway South Darien, Connecticut 06820	USA

Justin Hirsch, Chief Financial Officer and Chief Compliance Officer	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

CUSIP NO. 656844107

FrontFour Capital Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Stephen Loukas, Director	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

David A. Lorber, Director	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

Zachary George, Director	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

Justin Hirsch, Chief Financial Officer and Chief Compliance Officer	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

FrontFour Opportunity Fund

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Stephen Loukas, Principal	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

David A. Lorber, Principal	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

Zachary George, Principal	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

Justin Hirsch, Chief Financial Officer and Chief Compliance Officer	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

CUSIP NO. 656844107

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Common Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

FRONTFOUR MASTER FUND, LTD.

5,926	7.3505	07/22/2014
1,700	7.3034	07/23/2014
5,000	7.2204	07/24/2014
5,000	7.1810	07/25/2014
13,000	7.0605	07/28/2014
7,292	6.5068	08/18/2014
95	6.6800	08/25/2014
933	6.8548	08/28/2014
15,300	6.8785	08/29/2014
10,000	6.8759	09/02/2014
10,000	6.5616	09/04/2014
25,000	6.4518	09/05/2014
13,700	6.4093	09/08/2014
2,100	6.2950	09/09/2014
22,500	6.3460	09/09/2014
13,982	6.3851	09/10/2014
16,989	6.3658	09/11/2014
21,167	6.4559	09/12/2014
3,400	6.3982	09/15/2014
20,173	6.4762	09/17/2014
4,175	6.4406	09/18/2014
15,000	6.5599	09/19/2014
25,000	6.5748	09/22/2014
22,210	6.4848	09/23/2014

FRONTFOUR OPPORTUNITY FUND

(15,000)	7.5517	08/26/2014

FRONTFOUR CAPITAL GROUP LLC
(Through Separately Managed Accounts)

74	7.3505	07/22/2014
200	7.3034	07/23/2014
2,100	6.5068	08/18/2014
205	6.6800	08/25/2014
318	6.3851	09/10/2014
1,803	6.3658	09/11/2014
3,000	6.4559	09/12/2014
3,627	6.4762	09/17/2014
2,790	6.4848	09/23/2014